NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

SC
PE
12-19-07



07085584



RECD S.E.C.
DEC 1 9 2007
1086

December 19, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/19/2007

Stephen P. Norman
Corporate Secretary
American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

Re: American Express Company

Dear Mr. Norman:

This is in regard to your letter dated December 18, 2007 concerning the shareholder proposal submitted by Thomas Strobhar for inclusion in American Express' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that American Express therefore withdraws its request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, OH 45385



American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

December 14, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Mr. Thomas Strobhar

Ladies and Gentlemen:

American Express Company (the "Company") received on November 15, 2007 a proposal dated November 12, 2007 (the "Proposal") from Mr. Thomas Strobhar (the "Proponent") for inclusion in the proxy materials for the Company's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached to this letter as **Exhibit A**. The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2008 Annual Meeting for the reasons set forth in this letter.

GENERAL

The 2008 Annual Meeting is scheduled to be held on April 28, 2008. The Company intends to file its preliminary proxy materials with the Securities and Exchange Commission ("SEC") on or about February 22, 2008 and its definitive proxy materials with the SEC on or about March 10, 2008, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and
2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice that the Company intends to exclude the Proposal from the Company's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The proposal, if approved, would request that the Company "list the recipients of corporate charitable contributions of $5,000 or more on the company website."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

The Company website contains a section specifically dedicated to the Company's philanthropic work, which may be accessed directly from the main page of the Company website "About American Express", under the section "Corporate Responsibility" (located at http://home3.americanexpress.com/corp/csr.asp). The website includes extensive information regarding the Company's charitable contributions and lists all of the Company's charitable grants to hundreds of non-profit organizations each year. Grantees are specifically selected for their work in areas that reflect the Company's values and complement its business priorities. The recipients of these grants made by the Company, regardless of amount, are explicitly disclosed by the Company in an annual report on charitable grants. The 2006 report may be found online under the tab "Grant Recipients" on the Company website section "Corporate Responsibility", located at http://home3.americanexpress.com/corp/gb/pdfs/2006grantslist.pdf. The 2006 report is attached to this letter as **Exhibit B**.

The Company also maintains an employee gift matching program, but it believes this program does not fall under the scope of the Proposal because it does not reflect contributions determined by the Company. Through the gift matching program, the Company matches the personal contributions of directors, employees and retirees to qualified non-profit organizations selected exclusively by the initiating donor. The program involves no discretion on the Company's part, and the contributions reflect solely the charitable intent of the individual participants, rather than of the Company. The Company considers the gift matching program to be in the nature of an employee benefit program. Indeed, the Commission has recognized the compensatory nature of gift matching programs by requiring that amounts paid under them be disclosed as compensation under Item 402(k) of Regulation S-K.

Because the Company discloses all recipients of corporate charitable grants of $5,000 or more on the Company website, the Company respectfully submits that the Proposal has been substantially implemented and may therefore be excluded.

CONCLUSION

On the basis of the foregoing, the Company respectfully requests that the Division concur that the Proposal may be excluded from the Company's proxy materials for the 2008 Annual Meeting. Based on the Company's timetable for the 2008 Annual Meeting, a response from the Division by February 8, 2008 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (212) 640-5583.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this manner.

Very truly yours,



Stephen P. Norman
Corporate Secretary
American Express Company

EXHIBIT A

Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

November 12, 2007

Mr. Stephen P. Norman
Corporate Secretary
American Express Company
200 Vesey Street
New York, NY 10285

RECEIVED
NOV 1 5 2007
S.P. NORMAN

Dear Mr. Norman:

I am the current owner of 50 shares of American Express Company stock. I have continuously held these shares for over one year, and intend to hold them through the time of next annual meeting. At that meeting, I will present the following resolution:

Whereas, charitable contributions should enhance the image of our company in the eyes of the public.

Whereas, making known the recipients of our company's charitable gifts to as many people as possible should promote the company's interests.

Resolved, it is requested that our company list the recipients of corporate charitable contributions of $5,000 or more on the company website.

Supporting Statement

The more people know of our support of philanthropic activity the better it is for our company. For example, if we should decide to give money to the American Cancer Society we might garner good will from the millions of people touched by cancer. Similarly, should we decide to give money to Planned Parenthood, the nations largest abortion performing organization, we might be expected to win sympathetic praise from many who support the choice of abortion. Possible contributions to organizations like the Human Rights Campaign, the Gay and Lesbian Alliance Against Defamation or other organizations that focus on the interests of people who choose to define themselves by their interest in homosexual sex, would likely engender positive feelings among potentially millions of people who enjoy engaging in sex with members of their own sex or simply those who support same sex marriage. If we gave money to the Boy Scouts of America we might expect the plaudits of potentially millions of their past members, even though they refuse to allow homosexuals to be scout leaders. Contributions to the American Heart Association or a myriad number of other worthwhile cultural and educational charities could be a source of ongoing public approval. Proper disclosure of charitable contributions would cost us little and should only serve to enhance our corporate image. For these reasons and others we urge your support for the above resolution.

Sincerely,



Thomas Strobhar

EXHIBIT B


AMERICAN
EXPRESS

2006 GRANTS

AMERICAN EXPRESS
PHILANTHROPY

At American Express we believe that serving our communities is not only integral to running a business successfully, it is part of our individual responsibilities as citizens of the world. The mission of American Express Philanthropy is to bring to life the American Express value of good citizenship by supporting diverse communities in ways that enhance the company's reputation with employees, customers, business partners and other stakeholders.

In 2006, American Express Philanthropy made grants (from both American Express Foundation and American Express Company) in three major program areas: Cultural Heritage, Community Service and Economic Independence. These grants were made primarily in communities where American Express has a large concentration of employees or customers.

In 2007, we announced revised program areas and giving guidelines. Please see page 16 for details.


2006 CONTRIBUTIONS
Total $29.4 million
Community Service - 28%
Other - 6%
Cultural Heritage - 46%
Economic Independence - 20%

CULTURAL HERITAGE - $13,100,000

Partners in Preservation is a $10 million, five-year commitment to historic preservation that renews the company's focus on securing the use of cultural assets for the future. The program builds upon the decade-long relationship with the World Monuments Fund and establishes a partnership with the National Trust for Historic Preservation. The new program is dedicated to preserving sites both in the U.S. and around the world.

Through the American Express Partners in Preservation program, American Express will provide $5 million for each partner to advance their work in saving and restoring sites.

World Monument Fund sites receiving funding in 2006 were:

- *Argentina, Buenos Aires, Church of La Merced*
- *Brazil, Rio de Janeiro, Quinta da Boa Vista (National Museum)*
- *Croatia, Split, Diocletian's Palace*
- *Mexico, Puebla, Church of San Juan Bautista, Cuauhtinchan*
- *Russia, Moscow, Ostankino Estate Museum*
- *Spain, Segovia, Aqueduct*
- *Sri Lanka, Historic Galle, Old Dutch Hospital*

Our partnership with the National Trust for Historic Preservation focused on the San Francisco Bay Area whose astounding cultural diversity is reflected in the region's rich architectural heritage and enhanced by a natural setting of unparalleled beauty. The sites receiving funds in 2006 were:

- *First Church of Christ, Scientist, Berkeley*
- *Angel Island Immigration Station, Angel Island*
- *Casa Grande, New Almaden,*
- *Cleveland Cascade Park, Oakland,*
- *Fallon Building (San Francisco LGBT Center), San Francisco,*
- *Fox Oakland Theater, Oakland*
- *Haas Lilienthal House, San Francisco*
- *Pigeon Point Lighthouse Station, Pascadero*
- *Japanese YWCA Building, San Francisco*
- *Spreckels Temple of Music (GG Park Bandshell), San Francisco*
- *Richmond Municipal Natatorium, Richmond*
- *Tilden Park Carousel, Tilden East Bay Regional Park*
- *Tomales Town Hall, Tomales*

National Arts Marketing Program, an arts marketing education initiative in partnership with the Arts and Business Council, helps non-profit arts organizations increase their earned income by helping them acquire the skills needed to expand their audiences. Since 1997 we have committed $5.4 million to providing marketing training to over 4,500 small-and medium-sized non-profit arts organizations in 14 cities across the U.S. In 2006, the program operated in the following cities:

Boston, Chicago, Cincinnati, Houston, Los Angeles, Miami, New York, Phoenix, Pittsburgh, Providence, San Diego, San Francisco, Tampa/St. Petersburg, and Washington DC

American Express Performing Arts Fund is an "by invitation" only competition designed to assist performing arts organizations across the United States attract broader audiences. Since 1997, we have distributed almost $11 million to 58 organizations. In 2006, we awarded grants to the following:

BERKELEY REPERTORY THEATRE; Interactive Engagement Program; *Berkeley, CA*

BOSTON LYRIC OPERA COMPANY; Experience Opera; *Boston, MA*

CENTER THEATRE GROUP OF LOS ANGELES; New Audience Initiative; *Los Angeles, CA*

CHICAGO SYMPHONY ORCHESTRA; Afterwork Masterworks; *Chicago, IL*

DALLAS OPERA, THE; Meet Me at the Opera; *Dallas, TX*

DENVER CENTER FOR THE PERFORMING ARTS, THE; New Visions New Voices; *Denver, CO*

GUTHRIE THEATER FOUNDATION; Come Back to the Guthrie Subscription Sampler Program; *Minneapolis, MN*

HUNTINGTON THEATRE COMPANY, INC.; 'Enhancing the Boston Theatre Scene'; *Boston, MA*

MANN CENTER FOR THE PERFORMING ARTS, THE; 'Rebranding Campaign'; *Philadelphia, PA*

NEW ORLEANS JAZZ & HERITAGE FOUNDATION, INC.; The Return of New Orleans Music and Culture; *New Orleans, LA*

NEW YORK CITY OPERA, INC.; All Access Fridays; *New York, NY*

NORTH CAROLINA BLUMENTHAL PERFORMING ARTS CENTER FOUNDATION; American Express Live Arts Initiative; *Charlotte, NC*

OLD GLOBE THEATRE; Nights at the Globe; *San Diego, CA*

PENNSYLVANIA BALLET ASSOCIATION; Sophisticated Sundays: A New Subscription Series; *Philadelphia, PA*

PORTLAND CENTER STAGE; Community Programs and Audience Development Initiative; *Portland, OR*

SAN FRANCISCO OPERA ASSOCIATION; Opera! From the Classroom to the Mainstage; *San Francisco, CA*

SHAKESPEARE THEATRE, THE; Audience Expansion; *Washington, DC*

Other U.S. Organizations funded under Cultural Heritage – $9,100,000

3-LEGGED DOG INC.; Late Night Series; *New York, NY*

5TH AVENUE THEATRE ASSOCIATION, THE; Cry Baby Goes to Broadway; *Seattle, WA*

651 ARTS; Corporate Membership; *Brooklyn, NY*

ACTORS' PLAYHOUSE PRODUCTIONS, INC.; Irving Berlin's White Christmas; *Coral Gables, FL*

ACTORS THEATRE OF PHOENIX; Corporate Membership; *Phoenix, AZ*

ACTORS THEATRE OF PHOENIX; 'A Christmas Carol' Sponsorship; *Phoenix, AZ*

ALL FLORIDA YOUTH ORCHESTRA, INC.; Community Outreach & Mainstage Performances; *Hollywood, FL*

ALLIANCE FOR AUDIENCE; You've Got Shows!; *Phoenix, AZ*

ALLIANCE FOR DOWNTOWN NEW YORK, INC.; NYC River to River Festival; *New York, NY*

ALLIANCE FOR THE ARTS, INC.; NYC ARTS; *New York, NY*

ALVIN AILEY DANCE FOUNDATION, INC.; AileyDance Kids; *New York, NY*

AMERICAN CONSERVATORY THEATRE FOUNDATION; After the War; *San Francisco, CA*

AMERICAN MUSEUM OF NATURAL HISTORY, THE; Corporate Membership; *New York, NY*

AMERICAN SYMPHONY ORCHESTRA, INC.; Classics Declassified; *New York, NY*

ANNENBERG CENTER FOR THE PERFORMING ARTS/UNIVERSITY OF PENNSYLVANIA; Philadelphia International Children's Festival; *Philadelphia, PA*

APOLLO THEATER FOUNDATION, INC., THE; Educational Tours; *New York, NY*

ARIZONA JEWISH THEATRE COMPANY INC.; Corporate Membership; *Phoenix, AZ*

ARIZONA MUSEUM FOR YOUTH FRIENDS, INC.; Corporate Membership; *Mesa, AZ*

ARIZONA OPERA COMPANY; Corporate Membership; *Phoenix, AZ*

ARIZONA SCIENCE CENTER; Wired to Win Sponsorship; *Phoenix, AZ*

ARIZONA SCIENCE CENTER; Corporate Membership; *Phoenix, AZ*

ARIZONA STATE UNIVERSITY FOUNDATION; Beyond Broadway Season 2006-2007 Season Sponsorship; *Tempe, AZ*

ARIZONA THEATRE COMPANY; Corporate Membership; *Phoenix, AZ*

ART EDUCATION FOR THE BLIND, INC.; New York Does Visual Description; *New York, NY*

ARTS KIDS, INC.; After-school Youth Development; *Park City, UT*

ARTSERVE, INC.; ArtsEXPRESS; *Ft. Lauderdale, FL*

ARTSFEST; ArtSFest Business Arts Calendar; *San Francisco, CA*

ASIA SOCIETY, THE; General Support; *New York, NY*

ASIA SOCIETY, THE; Corporate Membership; *New York, NY*

ASIAN ART MUSEUM FOUNDATION OF SAN FRANCISCO; Matcha; *San Francisco, CA*

ATLANTIC THEATER COMPANY; STAGE 2; *New York, NY*

AUDUBON ARIZONA; Environmental Education Program; *Phoenix, AZ*

BALLET ARIZONA; Corporate Membership; *Phoenix, AZ*

BALLET WEST; Corporate Membership; *Salt Lake City, UT*

BATTERY CONSERVANCY, THE; Conceptual Design for the Battery Play Space; *New York, NY*

BILL T. JONES/ARNIE ZANE DANCE COMPANY; Chapel/Chapter; *New York, NY*

BLACK THEATRE TROUPE, INC.; Corporate Membership; *Phoenix, AZ*

BOCA RATON MUSEUM OF ART; Corporate Membership; *Boca Raton, FL*

BONNET HOUSE, INC.; Corporate Membership; *Ft. Lauderdale, FL*

BOOKMARKS; BOOKSMARKS, Winston-Salem's Festival of Books; *Winston-Salem, NC*

BOSTONIAN SOCIETY CORP.; Restoration of Old State House Tower; *Boston, MA*

BOYS & GIRLS HARBOR, INC.; Marketing and Branding for The Raices Latin Music Collection; *New York, NY*

BREAD AND ROSES CULTURAL PROJECT, INC.; Unseenamerica; *New York, NY*

BRONX MUSEUM OF THE ARTS; Corporate Membership; *Bronx, NY*

BROOKLYN ACADEMY OF MUSIC, INC.; BAM's 2006 Next Wave Festival; *Brooklyn, NY*

BROOKLYN BOTANIC GARDEN CORPORATION; Corporate Membership; *Brooklyn, NY*

BROOKLYN CHILDREN'S MUSEUM CORP.; Corporate Membership; *Brooklyn, NY*

BROOKLYN HISTORICAL SOCIETY; Landmark and Legacy: Brooklyn Heights and the Preservation Movement in America; *Brooklyn, NY*

BROOKLYN MUSEUM OF ART, THE; Corporate Membership; *Brooklyn, NY*

CAL PERFORMANCES; Education and Community Programs; *Berkeley, CA*

CALDWELL THEATRE COMPANY, INC.; Corporate Membership, *Boca Raton, FL*

CARIBBEAN CULTURAL CENTER; Latin Music Collectors Fair; *New York, NY*

CARNEGIE HALL SOCIETY; One Night Only Series; *New York, NY*

CELEBRATE BROOKLYN; Summer Festival - Opening Night Performance; *Brooklyn, NY*

CENTER DANCE ENSEMBLE; Corporate Membership; *Phoenix, AZ*

CENTER FOR TRADITIONAL MUSIC AND DANCE; General Support; *New York, NY*

CHARLOTTE ARTSFEST, INC.; Charlotte Shout 2006; *Charlotte, NC*

CHILDREN'S ART CARNIVAL, THE; Communication Arts Production & Entrepreneurial Training Program; *New York, NY*

CHILDREN'S DANCE THEATRE UNIVERSITY OF UTAH; Corporate Membership; *Salt Lake City, UT*

CHILDREN'S MUSEUM; New England Native American Exhibition; *Boston, MA*

CHILDREN'S MUSEUM OF MANHATTAN; Corporate Membership; *New York, NY*

CHILDREN'S MUSEUM OF UTAH; Corporate Membership; *Salt Lake City, UT*

CHILDSPLAY, INC.; Corporate Membership; *Tempe, AZ*

CHILDSPLAY, INC.; Page-to-Stage Production Sponsorship; *Tempe, AZ*

COMMUNITY THEATRE FOUNDATION OF GREENSBORO, INC.; Educational Performances of "Peter Pan" and "The Wizard of Oz"; *Greensboro, NC*

COOL CULTURE; Family Time Newsletter; *Brooklyn, NY*

COOPER-HEWITT, NATIONAL DESIGN MUSEUM, SMITHSONIAN INSTITUTION; Corporate Membership; *New York, NY*

CORPORATION OF THE FINE ARTS MUSEUMS; Artists in Residence; *San Francisco, CA*

CUE ART FOUNDATION; Meeting Artists' Needs Initiative; *New York, NY*

DALLAS MUSEUM OF ART; Go Van Gogh Outreach Program; *Dallas, TX*

DALLAS SYMPHONY ASSOCIATION, INC.; Ballet Folklorico de Mexico Performances; *Dallas, TX*

DANCE NEW AMSTERDAM, INC.; DNA Presents; *New York, NY*

DESERT BOTANICAL GARDEN; Paul Stankard: A Floating World Exhibit Sponsorship; *Phoenix, AZ*

DESERT BOTANICAL GARDEN; Corporate Membership; *Phoenix, AZ*

EL MUSEO DEL BARRIO; Corporate Membership; *New York, NY*

CULTURAL HERITAGE *(continued)*

ELDERS SHARE THE ARTS, INC.; Pearls of Wisdom; *Brooklyn, NY*

ENSEMBLE STUDIO THEATRE, THE; Going to the River Festival; *New York, NY*

FESTIVAL CONCERTS, INC.; Corporate Membership; *Salt Lake City, UT*

FLAMENCO VIVO CARLOTA SANTANA; Website Marketing Initiative; *New York, NY*

FLORIDA GRAND OPERA, INC.; Corporate Membership; *Ft. Lauderdale, FL*

FLORIDA GRAND OPERA, INC.; 2005/2006 Saturday Night Series; *Ft. Lauderdale, FL*

FLORIDA GRAND OPERA, INC.; 2006-2007 Performance of Samson et Dalila; *Ft. Lauderdale, FL*

FLYNN THEATRE FOR THE PERFORMING ARTS, LTD.; New Artists/New Audiences/New Technologies Initiative; *Burlington, VT*

FORD'S THEATRE SOCIETY; One Destiny; *Washington, DC*

FORT WORTH SYMPHONY ORCHESTRA ASSOCIATION; Family Concert Series; *Forth Worth, TX*

FOUNTAIN HILLS COMMUNITY THEATER, INC.; Corporate Membership; *Fountain Hills, AZ*

FRICK COLLECTION, THE; Corporate Membership; *New York, NY*

FRIENDS OF HUDSON RIVER PARK, INC.; 2006 Summer Boat Tours and Walking Tours; *New York, NY*

FRIENDS OF THE NEW YORK TRANSIT MUSEUM; CorporateMembership; *Brooklyn, NY*

FRIENDS OF TRACY AVIARY; Corporate Membership; *Salt Lake City, UT*

GABLESTAGE; Corporate Membership; *Coral Gables, FL*

GABLESTAGE; 2006-2007 Main Stage Season; *Coral Gables, FL*

GARTH FAGAN DANCE; Sustaining Artistic Excellence and Promoting Diversity in Dance and the Arts; *Rochester, NY*

GETTYSBURG NATIONAL BATTLEFIELD MUSEUM FOUNDATION; Gettysburg Foundation Collection Preservation; *Gettysburg, PA*

GOLD COAST JAZZ SOCIETY, INC.; Jazz Education Project; *Ft. Lauderdale, FL*

GOLD COAST OPERA, INC., THE; Opera Season 2007; *Delray Beach, FL*

GRAND THEATRE FOUNDATION; Corporate Membership; *Salt Lake City, UT*

GRANTMAKERS IN THE ARTS; General Support; *Seattle, WA*

GREAT ARIZONA PUPPET THEATRE, INC., THE; Corporate Membership; *Phoenix, AZ*

GREENSBORO BALLET, INC.; "The Nutcracker"; *Greensboro, NC*

GREENSBORO CHILDREN'S MUSEUM; Arthur's World 2006; *Greensboro, NC*

GREENSBORO PUBLIC LIBRARY FOUNDATION, INC.; One City, One Book 2006; *Greensboro, NC*

GREENSBORO SYMPHONY ORCHESTRA; The Soul of Ray Charles; *Greensboro, NC*

HALE CENTRE THEATRE; Lighting Technology Purchase; *West Valley City, UT*

HALE CENTRE THEATRE; Corporate Membership; *West Valley City, UT*

HARLEM HOSPITAL CENTER; WPA Mural Conservation Project; *New York, NY*

HARLEM STAGE; Audience Development and Rebranding Initiatives; *New York, NY*

HARLEM STAGE; Corporate Membership; *New York, NY*

HEARD MUSEUM, THE; Corporate Membership; *Phoenix, AZ*

HISTORIC HOUSE TRUST OF NEW YORK CITY, INC.; Corporate Membership; *New York, NY*

INTERNATIONAL CENTER OF PHOTOGRAPHY; Corporate Membership; *New York, NY*

INTREPID MUSEUM FOUNDATION, INC.; Corporate Membership; *New York, NY*

JACOB'S PILLOW DANCE FESTIVAL, INC.; Audience Engagement Program; *Becket, MA*

JAZZ ARTS OF THE MOUNTAIN WEST; Salt Lake City International Jazz Festival; *Salt Lake City, UT*

JAZZ AT LINCOLN CENTER, INC.; General Support; *New York, NY*

JERSEY CITY MUSEUM, INC.; FYO7 Year-Round Arts Education Programs; *Jersey City, NJ*

JEWISH MUSEUM OF FLORIDA, INC.; The Art of Aging; *Miami Beach, FL*

JEWISH MUSEUM, THE; Corporate Membership; *New York, NY*

JOHN F. KENNEDY CENTER FOR THE PERFORMING ARTS; 2006 Kennedy Center Corporate Fund; *Washington, DC*

JOYCE THEATER FOUNDATION, INC.; Corporate Membership; *New York, NY*

JOYCE THEATER FOUNDATION, INC.; International Dance Companies at the Joyce; *New York, NY*

KUED 7 PUBLIC TELEVISION; Diverse Voices; *Salt Lake City, UT*

LA JOLLA PLAYHOUSE; New Audience Today and Tomorrow; *La Jolla, CA*

LAGUNA PLAYHOUSE, THE; Laguna Playhouse Audience Diversification Project; *Laguna Beach, CA*

LEARNING THROUGH ART; 'Hood Is Bigger Than You Think Tour; *Cincinnati, OH*

LEVINE MUSEUM OF THE NEW SOUTH, INC.; The Palmer Memorial Institute; *Charlotte, NC*

LIBERTY SCIENCE CENTER, INC.; Corporate Membership; *Jersey City, NJ*

LINCOLN CENTER FOR THE PERFORMING ARTS, INC.; American Express New Works Fund; *New York, NY*

LINCOLN CENTER FOR THE PERFORMING ARTS, INC.; Great Performers Series; *New York, NY*

LINCOLN CENTER FOR THE PERFORMING ARTS, INC.; Consolidated Corporate Fund - 2006; *New York, NY*

LINCOLN CENTER THEATER; Corporate Membership; *New York, NY*

LOWER EAST SIDE TENEMENT MUSEUM; Museum Branding Project; *New York, NY*

LOWER EAST SIDE TENEMENT MUSEUM; Corporate Membership; *New York, NY*

LOWER MANHATTAN CULTURAL COUNCIL, INC.; The Janus Project: 10th Anniversary Exhibition; *New York, NY*

MAINLY MOZART FESTIVAL; 250th Celebration Community Outreach Program; *San Diego, CA*

MANHATTAN THEATRE CLUB, INC.; Corporate Membership; *New York, NY*

MERLEFEST; MerleFest 2006/Traditional Music Stage; *Wilkesboro, NC*

METROPOLITAN MUSEUM OF ART; Corporate Membership; *New York, NY*

MIAMI ART MUSEUM OF DADE COUNTY ASSOCIATION, INC.; Corporate Membership; *Miami, FL*

MIAMI CHILDREN'S MUSEUM, INC.; Artist-in-Residence-Percussion; *Miami, FL*

MIAMI CHILDREN'S MUSEUM, INC.; Corporate Membership; *Miami, FL*

MIAMI CITY BALLET, INC; Corporate Membership; *Miami Beach, FL*

MIAMI LIGHT PROJECT, INC.; 2007 Contemporary Performance Season; *Miami, FL*

MIAMI PERFORMING ARTS CENTER; Latin Rhythms: Femina and Rock en N; *Miami, FL*

MIAMI SYMPHONY ORCHESTRA, INC., THE; Corporate Membership; *Miami, FL*

MIND BUILDERS CREATIVE ARTS CO.; Dr. Beverly Robinson Community Folk Culture Program; *Bronx, NY*

MIND BUILDERS CREATIVE ARTS CO.; Computer capacity Upgrade & IT Administration and Service Fee Support; *Bronx, NY*

MONTCLAIR ART MUSEUM, THE; Corporate Membership; *Montclair, NJ*

MUSEUM FOR AFRICAN ART; Corporate Membership; *Long Island City, NY*

MUSEUM FOR AFRICAN ART; Design: Made in Africa; *Long Island City, NY*

MUSEUM OF AFRO-AMERICAN HISTORY; African Meeting House Bicentennial Restoration; *Boston, MA*

MUSEUM OF ART, INC.; Corporate Membership; *Ft. Lauderdale, FL*

MUSEUM OF ARTS AND DESIGN; Corporate Membership; *New York, NY*

MUSEUM OF CONTEMPORARY ART; Massive Change: The Future of Global Design; *Chicago, IL*

MUSEUM OF DISCOVERY AND SCIENCE, INC.; Corporate Membership; *Ft. Lauderdale, FL*

MUSEUM OF JEWISH HERITAGE; Lure Brochure; *New York, NY*

MUSEUM OF LIFESTYLE & FASHION HISTORY, INC.; Narrated Bus Tours of Historic Delray Beach; *Delray Beach, FL*

MUSEUM OF MODERN ART; Corporate Membership; *New York, NY*

MUSEUM OF NORTHERN ARIZONA, INC.; Corporate Membership; *Flagstaff, AZ*

MUSEUM OF SCIENCE, INC.; Corporate Membership; *Miami, FL*

MUSEUM OF TELEVISION AND RADIO, THE; Corporate Membership; *New York, NY*

MUSEUM OF THE CITY OF NEW YORK; Corporate Membership; *New York, NY*

MUSIC ACADEMY OF NORTH CAROLINA, INC.; 14th Annual Ice Cream & Music Festival; *Greensboro, NC*

NASSAU COUNTY MUSEUM OF ART; Corporate Membership; *Roslyn Harbor, NY*

NATIONAL BLACK ARTS FESTIVAL, INC.; Family Education Programming; *Atlanta, GA*

NATIONAL CORPORATE THEATRE FUND; Annual Fund Support; *New York, NY*

CULTURAL HERITAGE *(continued)*

NATIONAL LIBERTY MUSEUM; Freedom Tours; *Philadelphia, PA*

NATIONAL SYMPHONY ORCHESTRA ASSOCIATION OF WASHINGTON, D.C.; NSO Pops Series; *Washington, DC*

NATIONAL TRUST FOR HISTORIC PRESERVATION IN THE U.S.; Save America's Treasures; *Washington, DC*

NATURE CONSERVANCY OF UTAH; Outreach and Education Programs at the Great Salt Lake Preserve; *Salt Lake City, UT*

NEW 42ND STREET, THE; Corporate Membership; *New York, NY*

NEW JERSEY PERFORMING ARTS CENTER CORPORATION; Alternate Routes: World Festival; *Newark, NJ*

NEW MUSEUM OF CONTEMPORARY ART; Corporate Membership; *New York, NY*

NEW ORLEANS MUSEUM OF ART; Salary Support for Curator of Education; *New Orleans, LA*

NEW YORK BOTANICAL GARDEN; Corporate Membership; *Bronx, NY*

NEW YORK CITY CENTER, INC.; Christopher Wheeldon Dance Company; *New York, NY*

NEW YORK CITY CENTER, INC.; Corporate Membership; *New York, NY*

NEW YORK CITY CENTER, INC.; Sadler's Wells at New York City Center; *New York, NY*

NEW YORK CITY POLICE MUSEUM; Preservation of Archives; *New York, NY*

NEW YORK HALL OF SCIENCE; Corporate Membership; *Corona Park, NY*

NEW YORK HISTORICAL SOCIETY, THE; Civil Wars: New York and Slavery 1815-1870-Free Public Access Friday Evenings; *New York, NY*

NEW YORK HISTORICAL SOCIETY, THE; Corporate Membership; *New York, NY*

NEW YORK HISTORICAL SOCIETY, THE; New York Divided: Slavery and the Civil War Gallery Guide; *New York, NY*

NEW YORK PUBLIC LIBRARY, THE; General Support; *New York, NY*

NEW YORK SHAKESPEARE FESTIVAL; Corporate Membership; *New York, NY*

NEW YORK THEATRE WORKSHOP, INC.; Artists of Color Fellowship Program; *New York, NY*

NEW YORK THEATRE WORKSHOP, INC.; Corporate Membership; *New York, NY*

NEWARK MUSEUM ASSOCIATION; Corporate Membership; *Newark, NJ*

NJN FOUNDATION; 'Our Heritage At Risk'; *Trenton, NJ*

NORTH CAROLINA BLUMENTHAL PERFORMING ARTS CENTER FOUNDATION; Theatre Arts Education Partnership; *Charlotte, NC*

NORTH CAROLINA SYMPHONY SOCIETY, INC.; Music Education Program; *Raleigh, NC*

OREGON BALLET THEATRE; Summer Program 2007 "Spellbound"; *Portland, OR*

OREGON SHAKESPEARE FESTIVAL ASSOCIATION; Rabbit Hole; *Ashland, OR*

PAN ASIAN REPERTORY THEATRE; Corporate Membership; *New York, NY*

PAN ASIAN REPERTORY THEATRE; The Fan Tan King 2006/2007 Series; *New York, NY*

PARK CITY PERFORMANCES (DBA EGYPTIAN THEATRE COMPANY); Corporate Membership; *Park City, UT*

PARK CITY PERFORMING ARTS FOUNDATION; Corporate Membership; *Park City, UT*

PENNSYLVANIA ACADEMY OF THE FINE ARTS; Betye Saar: Extending the Frozen Moment; *Philadelphia, PA*

PERFORMING ARTS CENTER OF LOS ANGELES COUNTY; Music Center Education Program; *Los Angeles, CA*

PHILADELPHIA MUSEUM OF ART; Special Days; *Philadelphia, PA*

PHOENIX ART MUSEUM; Corporate Membership; *Phoenix, AZ*

PHOENIX ART MUSEUM; Surrealism USA Exhibit Sponsorship; *Phoenix, AZ*

PHOENIX BOYS CHOIR ASSOCIATION; Corporate Membership; *Phoenix, AZ*

PHOENIX BOYS CHOIR ASSOCIATION; Neighborhood Training Choir Program; *Phoenix, AZ*

PHOENIX MUSEUM OF HISTORY; Corporate Membership; *Phoenix, AZ*

PHOENIX SYMPHONY ASSOCIATION; Abraze La Musica; *Phoenix, AZ*

PHOENIX SYMPHONY ASSOCIATION; Corporate Membership; *Phoenix, AZ*

PHOENIX THEATRE, INC.; Corporate Membership; *Phoenix, AZ*

PHOENIX THEATRE, INC.; Production Support; *Phoenix, AZ*

PHOENIX ZOO; Corporate Membership; *Phoenix, AZ*

Piedmont Opera Theater; Spring Opera "Cosi Fan Tutte" Audience Development; *Winston-Salem, NC*

Pierpont Morgan Library; Corporate Membership; *New York, NY*

Plan-B Theater Company; Corporate Membership; *Salt Lake City, UT*

PlayGround Theatre for Young Audiences, Inc., The; 2006-2007 Education and Outreach Program; *Miami Shores, FL*

Playwrights Horizons, Inc.; Moving Toward the Future with Technology; *New York, NY*

Point of Contact; Syracuse International Film & Video Festival; *Syracuse, NY*

Portland Institute For Contemporary Art; 2007 Time-Based Art Festival; *Portland, OR*

Portland Rose Festival Charitable Foundation; Rose Festival Student Film Project; *Portland, OR*

Pregones Theater; Main Stage 2006-07; *Bronx, NY*

Preservation Resource Center of New Orleans, The; Hurricane Katrina Homeowner and Neighborhood Recovery Fund; *New Orleans, LA*

Puerto Rican Traveling Theatre Company, Inc.; Corporate Membership; *New York, NY*

Queens Library Foundation; 2nd Phase of WPA Murals; *Jamaica, NY*

Queens Museum of Art; Corporate Membership; *Queens, NY*

Queens Museum of Art; Public Events; *Queens, NY*

Rails to Trails Conservancy; TrailLink.com; *Washington, DC*

Red Butte Garden and Arboretum; Corporate Membership; *Salt Lake City, UT*

Repertorio Espanol; Corporate Membership; *New York, NY*

Repertory Dance Theatre; Corporate Membership; *Salt Lake City, UT*

Ririe-Woodbury Dance Foundation; Corporate Membership; *Salt Lake City, UT*

Roundabout Theatre Company, Inc ; Corporate Membership; *New York, NY*

Salt Lake Acting Company; Corporate Membership; *Salt Lake City, UT*

Salt Lake Art Center, The; Corporate Membership; *Salt Lake City, UT*

Salt Lake Men's Choir A Non-Profit Utah Corporation; 2006 - 2007 Concert Series; *Salt Lake City, UT*

Salt Lake Men's Choir A Non-Profit Utah Corporation; Corporate Membership; *Salt Lake City, UT*

Salt Lake Repertory Theatre; Corporate Membership; *Salt Lake City, UT*

Salt Lake Symphony Orchestra; Corporate Membership; *Salt Lake City, UT*

San Diego Performing Arts League; Expanding San Diego Arts North Awareness and Participation; *San Diego, CA*

San Diego Symphony Orchestra Association; American Express Classic Encounters; *San Diego, CA*

San Jose Museum of Art Association; Advancing Audience Participation and Engagement; *San Jose, CA*

Schomburg Center for Research in Black Culture; Corporate Membership; *New York, NY*

Scottsdale Community Players; Corporate Membership; *Scottsdale, AZ*

Scottsdale Community Players; 'South Pacific' Production Sponsorship; *Scottsdale, AZ*

Scottsdale Cultural Council; American Express Concert Under the Stars Sponsorship; *Scottsdale, AZ*

Scottsdale Cultural Council; Corporate Membership; *Scottsdale, AZ*

Seattle Art Museum; Mark Dion: Seattle Vivarium; *Seattle, WA*

Seattle Symphony; The Silk Road Project with Yo-Yo Ma; *Seattle, WA*

Seattle Theatre Group; DANCE this; *Seattle, WA*

Second Stage Theatre, The; Corporate Membership; *New York, NY*

Second Stage Theatre, The; Website Redesign; *New York, NY*

September 11th Widows and Victims Families Association; Tribute WTC Visitors' Center; *New York, NY*

Seventh Regiment Armory Conservancy, Inc.; Initial Restoration Projects; *New York, NY*

Signature Theatre Company, Inc.; Production Sponsorship of August Wilson's King Hedley II; *New York, NY*

Skyscraper Museum, The; Corporate Membership; *New York, NY*

CULTURAL HERITAGE *(continued)*

SMITHSONIAN INSTITUTION NATIONAL MUSEUM OF AMERICAN HISTORY; Star-Spangled Banner Preservation/Campaign; *Washington, DC*

SNUG HARBOR CULTURAL CENTER, INC.; Corporate Membership; *Staten Island, NY*

SOCIETY OF THE EDUCATIONAL ARTS, INC. (SEA); Teatro SEA; *New York, NY*

SOLOMON R. GUGGENHEIM FOUNDATION, THE; Corporate Membership; *New York, NY*

SOUTH STREET SEAPORT MUSEUM; Corporate Membership; *New York, NY*

SPHINX ORGANIZATION, THE; Annual Sphinx Competition; *Detroit, MI*

SPOLETO FESTIVAL USA; Blessing the Beats; *Charleston, SC*

ST. JOSEPH'S HISTORIC FOUNDATION; 20th Annual Bull Durham Blues Festival; *Durham, NC*

STATEN ISLAND INSTITUTE OF ARTS AND SCIENCES; Mastering Science Education Program; *Staten Island, NY*

STRAY CAT THEATRE; Corporate Membership; *Chandler, AZ*

STUDIO MUSEUM IN HARLEM, INC.; Corporate Membership; *New York, NY*

STUDIO THEATRE, INC., THE; Studio District Neighborhood Initiative; *Washington, DC*

THEATER WORKS; Corporate Membership; *Sun City, AZ*

THEATRE DEVELOPMENT FUND, INC.; Theatre Access Project (TAP); *New York, NY*

THEATRE FOR A NEW AUDIENCE, INC.; New Deal Discount Ticket Program; *New York, NY*

THEATREWORKS USA CORPORATION; Corporate Membership; *New York, NY*

TIDES CENTER, THE; City Guides Brochure; *San Francisco, CA*

TIGERTAIL PRODUCTIONS, INC; Program Support 2006-2007 Season; *Miami, FL*

TOWN HALL FOUNDATION, INC.; Corporate Membership; *New York, NY*

TRIAD STAGE, INC.; "The Old Settler" Sponsorship; *Greensboro, NC*

UNITED ARTS COUNCIL OF GREENSBORO; GoTriad.com - A Community-Wide Arts and Culture Website; *Greensboro, NC*

UNIVERSITY OF UTAH - BABCOCK THEATRE; Corporate Membership; *Salt Lake City, UT*

UNIVERSITY OF UTAH - KINGSBURY HALL; Corporate Membership; *Salt Lake City, UT*

UNIVERSITY OF UTAH - KINGSBURY HALL; Les Ballets Africains; *Salt Lake City, UT*

UNIVERSITY OF UTAH - PIONEER THEATRE COMPANY; Corporate Membership; *Salt Lake City, UT*

UTAH MUSEUM OF NATURAL HISTORY; Corporate Membership; *Salt Lake City, UT*

UTAH STATE UNIVERSITY; Art Exhibit: "Weavings of War, Fabrics of Memory"; *Logan, UT*

UTAH SYMPHONY & OPERA; Corporate Membership; *Salt Lake City, UT*

UTAH'S HOGLE ZOO; Corporate Membership; *Salt Lake City, UT*

VALLEY YOUTH THEATRE; Corporate Membership; *Phoenix, AZ*

VIZCAYANS, THE; Three for All; *Miami, FL*

WARD MELVILLE HERITAGE ORGANIZATION, LTD.; Anna Smith Strong: America's First Female Spy; *Stony Brook, NY*

WAVE HILL; Corporate Membership; *Bronx, NY*

WEST VALLEY FINE ARTS COUNCIL; Corporate Membership; *Litchfield Park, AZ*

WHITNEY MUSEUM OF AMERICAN ART; Corporate Membership; *New York, NY*

WILDLIFE CONSERVATION SOCIETY; Corporate Membership; *Bronx, NY*

WINSTON-SALEM SYMPHONY ASSOCIATION; A Tribute to Ella Fitzgerald - Patti Austin; *Winston-Salem, NC*

WNET/THIRTEEN; Corporate Membership; *New York, NY*

WOMENS INTERNATIONAL FILM AND ARTS FESTIVAL, INC.; 2007 Women's International Film Festival; *Ft. Lauderdale, FL*

WORLD MUSIC INSTITUTE, INC.; Africa in New York Festival; *New York, NY*

WORLD TRADE CENTER MEMORIAL FOUNDATION; Campaign for WTC Memorial and Museum; *New York, NY*

YOUNG AT ART OF BROWARD, INC.; Corporate Membership; *Davie, FL*

YOUNG AT ART OF BROWARD, INC.; Global Village Passport & Travel Station; *Davie, FL*

ZOOLOGICAL SOCIETY OF FLORIDA; Corporate Membership; *Miami, FL*

ZOOLOGICAL SOCIETY OF FLORIDA; White Tiger Exhibition; *Miami, FL*

ZOOLOGICAL SOCIETY OF FLORIDA; Corporate Circle Program; *Miami, FL*

ZOOLOGICAL SOCIETY OF THE PALM BEACHES, INC.; Corporate Membership; *West Palm Beach, FL*

Other International Organizations/Projects funded under Cultural Heritage- $1,500,000

AID TO ARTISANS, INC.; Caribbean Made; *Hartford, CT*

AMERICAN INSTITUTE FOR ROMAN CULTURE, INC.; Excavation of the Villa delle Vignacce in Rome; *Somerville, MA*

BRIGHTON DOME; Brighton Festival 2006; *United Kingdom*

CENTRAL AND EASTERN EUROPEAN MUSIKTHEATER; Le Nozze de Figaro; *Austria*

CITY OF TORONTO, THE; WinterCity Festival, Toronto; *Canada*

FIDEICOMISO DEL ESPACIO CULTURAL Y EDUCATIVO BETLEMITAS; Voces de Fuego: la Restauración Perfecta; *Mexico*

INSTITUT VAN GOGH; Van Gogh Institut Multimedia Program: In the Footsteps of Van Gogh; *France*

KYOTO CONVENTION BUREAU (KCB); Kyoto Spring Festival 2007 - Higashiyama and Flower Lane Illumination; *Japan*

MANDATO ANTIGUO COLEGIO DE SAN ILDEFONSO; Mario Testino Portrait Exhibit; *Mexico*

MUSEUM OF CONTEMPORARY ART, TOKYO; Museum School: Contemporary Art Education Program; *Japan*

NATIONAL CAPITAL COMMISSION; Winterlude Festival, Ottawa; *Canada*

PATRONATO DEL MUSEO NACIONAL DE ARTE, A.C.; LACMA: Masterworks 1750-1950; *Mexico*

RESOURCE FOUNDATION, THE; Asociación Civil Responde — Cultural and Tourism Programs, Argentina; *New York, NY*

SUSSEX COMMUNITY FOUNDATION; Brighton Festival 2006; *United Kingdom*

WORLD MONUMENTS FUND; "SAVED: The First Ten Years of the World Monuments Watch" Tokyo and Kyoto, Japan; *New York, NY*

WORLD MONUMENTS FUND; San Ignacio Mini Interpretation Center; *New York, NY*

COMMUNITY SERVICE – $3,000,000

American National Red Cross Disaster Relief Fund
American Express Foundation established this fund in 1997. Since its inception we have contributed $5.6 million. In 2006, we supported the disaster relief efforts for the Indonesian earthquake in Yogyakarta and the Typhoon Durian in the Philippines through this fund.

Other U.S. Organizations funded under Community Service- $1,500,000

1N10, INC.; General Support; *Phoenix, AZ*

ADVERTISING COUNCIL, INC., THE; General Support; *New York, NY*

ALLIANCE FOR NONPROFIT MANAGEMENT; Alliance Education Program; *Washington, DC*

AMERICAN ENTERPRISE INSTITUTE FOR PUBLIC POLICY RESEARCH; General Support; *Washington, DC*

AMERICAN HEART ASSOCIATION, INC.; Heart Walk and One-Mile Stroke Walk; *Tempe, AZ*

AMERICA'S SECOND HARVEST THE NATIONS FOOD BANK NETWORK; General Support; *Chicago, IL*

ARIZONA COALITION AGAINST DOMESTIC VIOLENCE INC.; General Support; *Phoenix, AZ*

ARIZONA FOUNDATION FOR WOMEN, INC.; Walk to End Domestic Violence; *Phoenix, AZ*

ASIAN AMERICANS/PACIFIC ISLANDERS IN PHILANTHROPY; General Support; *San Francisco, CA*

ASSISTANCE LEAGUE OF PHOENIX ARIZONA; Tender Loving Care (TLC) Project; *Phoenix, AZ*

ASSOCIATION OF ARIZONA FOOD BANKS, INC.; General Support; *Phoenix, AZ*

BABY BUGGY, INC., THE; Homeless Prevention Program; *New York, NY*

BBB WISE GIVING ALLIANCE; General Support; *Arlington, VA*

BIG APPLE CIRCUS, LTD.; Clown Care Program; *New York, NY*

BIG BROTHERS AND BIG SISTERS OF NEW YORK CITY, INC.; Workplace Mentoring Program; *New York, NY*

BIG BROTHERS BIG SISTERS OF CENTRAL ARIZONA; American Express Employee Mentoring Support; *Phoenix, AZ*

BOARDSOURCE; Cultural Competency & Diversity Training Curriculum; *Washington, DC*

BROOKINGS INSTITUTION, THE; General Support; *Washington, DC*

BROWARD COALITION FOR THE HOMELESS; 792-BEDS; *Ft. Lauderdale, FL*

BROWARD HOMEBOUND PROGRAM, INC.; Care for Disabled Adults; *Pompano Beach, FL*

BROWARD PUBLIC LIBRARY FOUNDATION, INC.; New Comers/New Americans Program; *Ft. Lauderdale, FL*

CAMP AMERIKIDS, INC.; Camp Sponsorship; *Stamford, CT*

CENTER FOR STRATEGIC & INTERNATIONAL STUDIES; General Support; *Washington, DC*

CHILDREN'S HEALTH FUND, THE; Harlem Children's Health Project; *New York, NY*

COMMUNITY SERVICE *(continued)*

CHILDREN'S HOPE FOUNDATION; Transition Assistance Program (TAP); *New York, NY*

CHRYSALIS SHELTER FOR VICTIMS OF DOMESTIC VIOLENCE, INC.; Non-Residential Counseling Program; *Phoenix, AZ*

CITY HARVEST, INC.; American Express Foundation/City Harvest Honor Roll Truck; *New York, NY*

COMMUNITY FOUNDATION OF GREATER GREENSBORO, INC.; Piedmont Unity Project; *Greensboro, NC*

CORPORATE ANGEL NETWORK, INC.; General Support; *White Plains, NY*

COUNCIL ON FOREIGN RELATIONS; Role of Private Sector in Homeland Security; *New York, NY*

CROSS ROAD FOOD BANK, INC.; Service Enhancement Project for 2006; *Ft. Lauderdale, FL*

DISABILITY FUNDERS NETWORK; General Support; *Falls Church, VA*

EDUCATION AND RESEARCH FOUNDATION OF THE BETTER BUSINESS BUREAU OF METROPOLITAN NEW YORK, INC.; Online New York Giving Guide & Charity Benchmarking Self-Assessment Tool; *New York, NY*

FIRST CALL FOR HELP OF BROWARD; 2-1-1 Helpline Services; *Ft. Lauderdale, FL*

FIRST NATIONS DEVELOPMENT INSTITUTE INC.; General Support; *Longmont, CO*

FLORIDA INTRODUCES PHYSICAL ACTIVITY AND NUTRITION TO YOUTH, INC.; Operation Frontline; *Sunrise, FL*

FOOD BANK FOR NEW YORK CITY FOOD FOR SURVIVAL; Volunteer Program; *New York, NY*

FOUNDATION CENTER, THE; General Support; *New York, NY*

FUND FOR PUBLIC SCHOOLS, INC.; New York City Leadership Academy; *New York, NY*

GAY MEN'S HEALTH CRISIS, INC.; AIDS Walk 2006; *New York, NY*

GILDA'S CLUB OF SOUTH FLORIDA, INC.; Cancer Survivorship Education; *Ft. Lauderdale, FL*

GOD'S LOVE WE DELIVER; Home Delivered Meal Program and Nutritional Counseling; *New York, NY*

GRAND CENTRAL NEIGHBORHOOD SOCIAL SERVICES CORPORATION; Pathways to Employment Program; *New York, NY*

GREAT ARIZONA PUPPET THEATRE, INC., THE; English with Puppets Sponsorship; *Phoenix, AZ*

HABITAT FOR HUMANITY OF WEST VALLEY; Johnson Townhome Project Sponsorship; *Surprise, AZ*

HELPING ABUSED NEGLECTED DEPENDENT YOUTH; Children's Emergency Needs & Family Preservation Program; *Ft. Lauderdale, FL*

INTERNATIONAL RESCUE COMMITTEE; Emergency Response Preparedness; *New York, NY*

JACK AND JILL CHILDREN'S CENTER, INC.; Official Newsletter; *Ft. Lauderdale, FL*

JOINT CENTER FOR POLITICAL AND ECONOMIC STUDIES, INC.; General Support; *Washington, DC*

KIDS IN DISTRESS FOUNDATION, INC.; KITES - (KIDS Infant and Toddler Emergency Shelter); *Wilton Manors, FL*

LEAGUE OF WOMEN VOTERS OF NEW YORK STATE EDUCATION FOUNDATION, INC.; Voter Resource Network; *Albany, NY*

LEARNING LEADERS; Book Buddies; *New York, NY*

LISTENERS COMMUNITY RADIO OF UTAH, INC. KRCL-FM; Ethnic Music & Public Affairs Programming; *Salt Lake City, UT*

MAKE-A-WISH FOUNDATION OF METRO NEW YORK, INC.; Volunteer Training Program; *Lake Success, NY*

MANHATTAN CHILDREN'S ADVOCACY CENTER; General Support; *New York, NY*

MANHATTAN INSTITUTE FOR POLICY RESEARCH; General Support; *New York, NY*

MARCH OF DIMES BIRTH DEFECTS FOUNDATION; Walk America 2006; *New York, NY*

MARCH OF DIMES BIRTH DEFECTS FOUNDATION; Walk America Event Sponsorship; *Phoenix, AZ*

MARROW FOUNDATION, THE; American Express Employee Marrow Donor Recruitment Campaign; *Washington, DC*

MIRACLE HOUSE OF NEW YORK, INC.; Meals Program; *New York, NY*

NAACP LEGAL DEFENSE & EDUCATIONAL FUND; The Campaign for LDF; *New York, NY*

NATIONAL CENTER ON ADDICTION & SUBSTANCE ABUSE AT COLUMBIA UNIVERSITY, THE; CASA Program Concentration Fund; *New York, NY*

NATIONAL MULTIPLE SCLEROSIS SOCIETY - NEW YORK CITY CHAPTER; 2006 Multiple Sclerosis Bike Tour; *New York, NY*

NATIONAL ORGANIZATION ON DISABILITY; General Support; *Washington, DC*

NATIONAL URBAN LEAGUE, INC.; General Support; *New York, NY*

NEW YORK CARES, INC.; General Support; *New York, NY*

NEW YORK CITY GAY AND LESBIAN ANTI-VIOLENCE PROJECT; General Support; *New York, NY*

NEW YORK CITY MISSION SOCIETY; Minisink Townhouse Youth Program; *New York, NY*

NEW YORK CITY PARTNERSHIP FOUNDATION, INC.; General Support; *New York, NY*

New York City Rescue Mission; The Great Thanksgiving and Mother's Day Banquets; *New York, NY*

New York Downtown Hospital; General Support; *New York, NY*

New York Restoration Project; Public & Environmental Education Programs; *New York, NY*

Nonprofit Coordinating Committee of New York; General Support; *New York, NY*

Pat Tillman Foundation; Pat's Run 2007 Sponsorship; *San Jose, CA*

Points of Light Foundation; 2006 Corporate Membership; *Washington, DC*

Prospect Park Alliance, Inc.; Educational Youth Programs in Prospect Park; *Brooklyn, NY*

Publicolor; COLOR Club Apprenticeship Program; *New York, NY*

Salt Lake Interfaith Hospitality Network; Homeless Family Support - Case Manager Position; *Salt Lake City, UT*

Sheriff's Foundation of Broward County; Project Lifesaver Implementation and Evaluation Program; *Ft. Lauderdale, FL*

SOS Children's Villages Florida, Inc.; Independent Living Skills and After Care Continuum; *Coconut Creek, FL*

Special Olympics Arizona, Inc.; Summer Games Tailgate Party; *Phoenix, AZ*

Special Olympics Arizona, Inc.; 2007 Summer Olympics; *Phoenix, AZ*

Special Olympics New York, Inc.; Urban Regionalization; *New York, NY*

Students Supporting Brain Tumor Research; SSBTR Walk; *Scottsdale, AZ*

Susan G. Komen Breast Cancer Foundation; Race for the Cure; *New York, NY*

Susan G. Komen Breast Cancer Foundation; Race for the Cure; *Phoenix, AZ*

TapFound, Inc.; Service Grant; *San Francisco, CA*

Teen Lifeline, Inc.; Life Skills Training for Teen Volunteers; *Phoenix, AZ*

Texas Council on Family Violence; National Domestic Violence Hotline; *Austin, TX*

Toby House, Inc; General Support; *Phoenix, AZ*

UMOM New Day Centers; Shelter and Services Project; *Phoenix, AZ*

Valley of the Sun School and Habilitation Center; Creative Writing and Book Sharing Project; *Phoenix, AZ*

Voices for Children Foundation, Inc.; Volunteer Expansion Program; *Miami, FL*

Volunteer Consulting Group, Inc.; General Support; *New York, NY*

Volunteer Consulting Group, Inc.; www.boardnetUSA.org; *New York, NY*

West Valley Child Crisis Center, Inc.; Kids Campus; *Glendale, AZ*

Young People's Leadership Foundation, Inc., The; General Support; *New York, NY*

Other International Organizations/Projects funded under Community Service- $500,000

Allavida; Alliance Magazine for Philanthropy and Social Investment Worldwide; *United Kingdom*

Consejo de Desarrollo Social; Dialogue in the Dark; *Mexico*

Corporate Citizenship Company, The; UK Corporate Philanthropy Scan; *New York, NY*

Council on Foundations; International Programs; *Washington, DC*

Deutscher Kinderschutzbund Bundesverband e.V.; Strong Parents - Strong Children; *Germany*

European Foundation Centre; Membership; *Belgium*

European Foundation Centre; Worldwide Initiatives for Grantmaker Support (WINGS) Conference; *Belgium*

Hungarian Chamber Symphony Orchestra; Pedagogical Concert Series for Children; *Hungary*

Institute of Economic Affairs, The; Corporate Membership; *United Kingdom*

Philippine Eagle Foundation, Inc.; Cabuaya School Project; *Philippines*

Prince of Wales International Business Leaders Forum, The; Corporate Membership; *United Kingdom*

Quiera Fundacion de la Asociacion de Bancos de Mexico, A.C.; Quiera-Yale Research and Intervention Project, 2005-2008; *Mexico*

Resource Foundation, The; General Support; *New York, NY*

Sussex Community Foundation; Founder's Grant Towards the Establishment of the Sussex Community Foundation; *United Kingdom*

Tamana Association; General Support; *India*

Town Affiliation Association of the United States Incorporated; Sister Cities International 50th Anniversary Celebration; *Washington, DC*

United Way International; General Support; *Alexandria, VA*

United Way International; Capacity Building for Donor Advised Giving Program; *Alexandria, VA*

ECONOMIC INDEPENDENCE - $4,300,000

(2006 was the final year of giving under this theme. Economic Independence has been replaced by a new theme — Leadership. See page 16 for details).

The National Academy Foundation (NAF) was created by American Express Foundation to develop and sustain a national network of career academies to prepare America's youth for personal and professional success—in high school, in higher education, and throughout their careers. NAF Academies of Finance, Hospitality & Tourism and Information Technology are business/school partnerships that prepare young people for future careers through a combination of school-based curricula and work-based experiences. American Express Foundation made a $675,000 contribution in 2006 to support the NAF academy network, with particular emphasis on the Academies of Hospitality & Tourism.

Academies of Hospitality & Tourism serve more than 10,500 students in 111 high schools in 63 school districts in 31 states and the District of Columbia.

Additional grants totaling $85,000 were made in 2006 to Academy of Hospitality & Tourism sites where American Express managers are active on local advisory boards in Ft. Lauderdale FL; Maui HI; Miami FL and in New York NY.

The Global Travel And Tourism Partnership (GTTP) is a consortium of high school education programs outside the U.S. called Travel & Tourism Programs started by American Express in 1986 and based on the U.S. academy model to introduce young people to careers in the industry. GTTP works together with education authorities, tourism ministries, and business partners to educate students, their parents and teachers about the opportunities in this rapidly evolving industry at a time when they are making important career choices. There are currently 333,000 students enrolled in Travel & Tourism programs outside the U.S. In 2006, Travel and Tourism programs were supported in Brazil, Canada, Hong Kong, Hungary, Ireland, Jamaica, Russia, South Africa and the United Kingdom.

Other U.S. organizations funded under Economic Independence - $2,400,000

A BETTER CHANCE, INC.; New York City Day Schools Initiative; *New York, NY*

A.C.T.I.O.N. FOUNDATION, INC.; After School Program In the Arts; *Ft. Lauderdale, FL*

ABILITY BEYOND DISABILITY; Supported Independent Living; *Bethel, CT*

ACCEL; School-to-Work Job Training Program; *Phoenix, AZ*

ALBERT G. OLIVER PROGRAM, THE; General Support; *New York, NY*

ALEX W. SPEARS III FAMILY YMCA; Youth in Government Program; *Greensboro, NC*

ALPHA WORKSHOPS; General Support; *New York, NY*

AMERICAN HOTEL & LODGING EDUCATIONAL FOUNDATION; New Century Fund Campaign; *Washington, DC*

AMERICAN MUSEUM OF NATURAL HISTORY, THE; Museum Education and Employment Program (MEEP); *New York, NY*

ARIZONA SAVES, INC.; Arizona Kids Save; *Phoenix, AZ*

ARIZONA'S CHILDREN ASSOCIATION; Golden Gate Life- Long Learning Project; *Phoenix, AZ*

ARTHUR ASHE INSTITUTE FOR URBAN HEALTH, INC.; Health Science Academy; *Brooklyn, NY*

ARTS & BUSINESS COUNCIL OF CHICAGO; smARTstart Website; *Chicago, IL*

ASSOCIATION FOR ENTERPRISE OPPORTUNITY; 2006 Conference and Membership Meeting; *Arlington, VA*

BEDFORD STUYVESANT RESTORATION CORPORATION; RITE Center; *Brooklyn, NY*

BETH ISRAEL MEDICAL CENTER; High School Mentoring Project; *New York, NY*

BIZ WORLD FOUNDATION; Biz World Utah; *Holladay, UT*

BOYS & GIRLS CLUBS OF AMERICA; General Support; *New York, NY*

BOYS CLUB OF WAKE COUNTY, INC.; ScholarShop; *Raleigh, NC*

BROOKLYN PUBLIC LIBRARY FOUNDATION INC.; Summer Reading Program; *Brooklyn, NY*

BROWARD PARTNERSHIP FOR HOMELESS, INC.; Vocational and Employment Services Program; *Ft. Lauderdale, FL*

BUSINESS OUTREACH CENTER NETWORK, INC.; Child Care Business Development Project; *Brooklyn, NY*

CAREER CONCEPTS FOR YOUTH; Stay in School & Achieve Program; *Phoenix, AZ*

CAREERS THROUGH CULINARY ARTS PROGRAM INC.; Front of the House Training Pilot Program; *New York, NY*

CATALYST FOR WOMEN, INC.; General Support; *New York, NY*

CENTER FOR ALTERNATIVE SENTENCING AND EMPLOYMENT SERVICES, INC. (CASES); Career Exploration; *New York, NY*

CENTER FOR ARTS EDUCATION, THE; Career Development Program; *New York, NY*

CENTRAL ARIZONA SHELTER SERVICES, INC.; CASS Employment Services Project; *Phoenix, AZ*

CENTRO DE ACCION LATINO; Micro-Enterprise Development Project; *Greensboro, NC*

CHESHIRE HOME, INC.; Job Skill Training; *Florham Park, NJ*

CHINATOWN MANPOWER PROJECT INC.; Building Independence and Dreams in America; *New York, NY*

CHRIS KIDS INC.; Rainbow Program; *Atlanta, GA*

CITY BAR JUSTICE CENTER; Neighborhood Entrepreneur Law Project; *New York, NY*

CITYKIDS FOUNDATION INC.; Career Training and Support Services; *New York, NY*

COALITION FOR THE HOMELESS, INC.; First Step Job Training Program; *New York, NY*

COLLEGE BOUND - DOLLARS FOR ACHIEVERS; Saturday School Program; *Cerritos, CA*

COLUMBIA UNIVERSITY GRADUATE SCHOOL OF BUSINESS; Corporate Partners Program; *New York, NY*

COLUMBUS COMMUNITY CENTER; Community Employment Center for People with Disabilities; *Salt Lake City, UT*

COMMITTEE FOR ECONOMIC DEVELOPMENT; General Support; *Washington, DC*

COMMUNITIES IN SCHOOLS OF GREATER GREENSBORO; School to Career Transition Project; *Greensboro, NC*

COMMUNITY CULINARY SCHOOL OF CHARLOTTE, INC.; Class 27; *Charlotte, NC*

CONSORTIUM FOR GRADUATE STUDY IN MANAGEMENT; General Support; *St. Louis, MO*

COOKE CENTER FOR LEARNING AND DEVELOPMENT, THE; General Support; *New York, NY*

CORNELL UNIVERSITY; MBA Student Activities; *Ithaca, NY*

COUNT-ME-IN FOR WOMEN'S ECONOMIC INDEPENDENCE; Restricted Loan Fund; *New York, NY*

COUNT-ME-IN FOR WOMEN'S ECONOMIC INDEPENDENCE; Count Me In National Microlending Program; *New York, NY*

DALLAS BLACK CHAMBER OF COMMERCE BUSINESS DEVELOPMENT CORPORATION; Madame C. J. Walker Economics/Investment Club; *Dallas, TX*

DISABILITIES NETWORK OF NEW YORK CITY; Integrated Employment Initiative; *New York, NY*

DOOR - A CENTER OF ALTERNATIVES, INC., THE; Career Pathways Program; *New York, NY*

DUKE UNIVERSITY, THE FUQUA SCHOOL OF BUSINESS; MBA Student Industry Symposia Series; *Durham, NC*

FARESTART; Food Service Training for Homeless Adults; *Seattle, WA*

FBI NATIONAL ACADEMY ASSOCIATES, INC.; FBI Youth Leadership Program; *Quantico, VA*

FINANCIAL VITAL SIGNS; General Support; *Salt Lake City, UT*

FRESH START WOMEN'S FOUNDATION; Economic Independence for Women Project; *Phoenix, AZ*

FUTURES AND OPTIONS, INC.; FAO Internship Program; *New York, NY*

GIRLS FOR A CHANGE; Phoenix Girls for A Change Program; *Phoenix, AZ*

GRADS FOUNDATION, INC., THE; General Support; *Jamaica, NY*

GREATER PHOENIX URBAN LEAGUE; PSAT/SAT College Prep Program; *Phoenix, AZ*

GUILFORD EDUCATION ALLIANCE INC.; P.A.S.S. Parent Access to Student Support; *Jamestown, NC*

GUILFORD INTERFAITH HOSPITALITY NETWORK, INC; Family Re-Education Project; *Greensboro, NC*

HARLEM CHILDREN'S ZONE; American Express Foundation Technology Lab; *New York, NY*

HARLEM SCHOOL OF THE ARTS, THE; College Prep Program; *New York, NY*

HARVARD BUSINESS SCHOOL; Corporate Associates; *Boston, MA*

HAVEN, INC., THE; Work Essentials Training Program; *Boca Raton, FL*

HENRY FORD, THE; Youth Mentorship Program; *Dearborn, MI*

HENRY STREET SETTLEMENT; Youth Employment Programs; *New York, NY*

HERE'S HELP, INC.; Alternative Therapy Program – Language Arts; *Opa Locka, FL*

HISPANIC SCHOLARSHIP FUND; General Support; *San Francisco, CA*

HOUSTON FOOD BANK; Community Kitchen Culinary Academy; *Houston, TX*

HOUSTON MUSEUM OF NATURAL SCIENCE; Career Challenge; *Houston, TX*

HOUSTON ZOO, INC.; Zoo Crew 2007; *Houston, TX*

ICD-INTERNATIONAL CENTER FOR THE DISABLED, INC.; Building Maintenance Training Program; *New York, NY*

INTERNATIONAL CENTER IN NEW YORK, THE; Collaborative Community Programs Initiative ; *New York, NY*

JACKIE ROBINSON FOUNDATION, INC.; American Express Foundation Scholar; *New York, NY*

JOBS FOR AMERICAS GRADUATES, INC.; General Support; *Alexandria, VA*

JOBS FOR ARIZONA'S GRADUATES, INC.; Classrooms to Careers Program; *Scottsdale, AZ*

ECONOMIC INDEPENDENCE *(continued)*

JUNIOR ACHIEVEMENT OF ARIZONA; Business, Economics and Personal Financial Literacy; *Tempe, AZ*

JUNIOR ACHIEVEMENT OF CENTRAL NORTH CAROLINA; Guilford County Program Expansion; *Greensboro, NC*

JUNIOR ACHIEVEMENT OF NEW YORK, INC.; General Support; *New York, NY*

JUNIOR ACHIEVEMENT OF SOUTH FLORIDA, INC.; Teacher Preparedness Program; *Pompano Beach, FL*

LAWSON HOUSE YMCA; Life Development Center; *Chicago, IL*

LESBIAN AND GAY COMMUNITY SERVICES CENTER, INC.; YES Job Readiness Program; *New York, NY*

LITERACY ASSISTANCE CENTER; Immigrant Financial Literacy Initiative; *New York, NY*

LITERACY VOLUNTEERS OF MARICOPA COUNTY, INC.; Literacy Volunteers Learn Centers; *Phoenix, AZ*

LOS ANGELES AREA CHAMBER OF COMMERCE FOUNDATION; 2007 College and Career Access Campaign; *Los Angeles, CA*

MADISON SQUARE BOYS & GIRLS CLUB; Job Ready!; *New York, NY*

MANPOWER DEMONSTRATION RESEARCH CORPORATION – MDRC; Career Academies Demonstration and Evaluation; *New York, NY*

MARICOPA COUNTY COMMUNITY COLLEGE DISTRICT FOUNDATION; Personal Money Management; *Tempe, AZ*

METROPOLITAN NEW YORK COORDINATING COUNCIL ON JEWISH POVERTY; Project New Leaf; *New York, NY*

MOUNT SINAI SCHOOL OF MEDICINE OF NEW YORK UNIVERSITY; MED-Bound; *New York, NY*

MS. FOUNDATION FOR WOMEN, INC.; 2006 Take Our Daughters and Sons to Work Day; *New York, NY*

MUSEUM OF SCIENCE AND TECHNOLOGY (MOST); Summer Science Initiative; *Syracuse, NY*

NATIONAL CENTER FOR CONSTRUCTION EDUCATION AND RESEARCH; Gulf Coast Workforce Development Initiative; *Gainesville, FL*

NATIONAL COUNCIL OF LA RAZA; Workforce Development Initiative; *Washington, DC*

NATIONAL FOUNDATION FOR TEACHING ENTREPRENEURSHIP TO HANDICAPPED; A Pathway to Entrepreneurship – NFTE Expansion Project; *South Miami, FL*

NATIONAL RETAIL FEDERATION FOUNDATION; Professional Certification Programs; *Washington, DC*

NATIONAL WOMEN'S LAW CENTER; Career and Technical Education Project; *Washington, DC*

NEIGHBORHOOD HOUSING SERVICES OF PHOENIX; Money Matters Program; *Phoenix, AZ*

NEVADA HOSPITALITY FOUNDATION; ProStart Educational Program; *Las Vegas, NV*

NEW YORK ASSOCIATION FOR NEW AMERICANS, INC.; Business Development Services for Immigrant Women; *New York, NY*

NEW YORK UNIVERSITY, STERN SCHOOL OF BUSINESS; Corporate Partners Program; *New York, NY*

NORTHERN ARIZONA UNIVERSITY FOUNDATION, INC.; NAU Hospitality Village Website; *Flagstaff, AZ*

NORTHWESTERN UNIVERSITY KELLOGG SCHOOL OF MANAGEMENT; Corporate Affiliates Program; *Evanston, IL*

NPOWERNY INC.; Technology Service Corps Program; *New York, NY*

OHIO HOSPITALITY EDUCATION FOUNDATION; Student Achievement Coordination; *Columbus, OH*

OSBORNE ASSOCIATIONS, INC., THE; Employment and Training Services; *Long Island City, NY*

PETE SUAZO BUSINESS CENTER; PSBC Financial Literacy and Entrepreneurship Class; *Salt Lake City, UT*

POLICE ATHLETIC LEAGUE, INC.; In-School Training and Employment Programs; *New York, NY*

PREHAB OF ARIZONA, INC.; La Mesita Emergency Shelter; *Mesa, AZ*

PROJECT AMIGA; Workplace Skills; *South El Monte, CA*

READING CONNECTIONS INC.; Adult Literacy & Workforce Development Program; *Greensboro, NC*

SALT LAKE COMMUNITY COLLEGE; Utah's New Workforce for Success: Education for Economic Independence; *Salt Lake City, UT*

SALVATION ARMY CENTER OF HOPE, THE; Login and Learn Computer Educational Classes; *Greensboro, NC*

SOJOURNER CENTER; Supportive Living Program; *Phoenix, AZ*

ST. MARY'S FOOD BANK; Community Kitchen Project; *Phoenix, AZ*

STRUCTURED EMPLOYMENT ECONOMIC DEVELOPMENT CORPORATION (SEEDCO); ArtBusiness Initiative - Phase III; *New York, NY*

STUDENT PARTNER ALLIANCE; General Support; *Millburn, NJ*

SUMMIT HOUSE; Employability Skills for Workforce Success; *Greensboro, NC*

SUSAN B. ANTHONY CENTER, INC.; GED and Vocational Education Program; *Pembroke, FL*

TEACH FOR AMERICA, INC.; Expanding Impact on New York City Public Schools; *New York, NY*

TEACH FOR AMERICA-NEW JERSEY; Newark Expansion Plan; *Newark, NJ*

TEXAS RESTAURANT ASSOCIATION EDUCATION FOUNDATION, INC.; 'Making the Transition' Program; *Austin, TX*

THANKS USA; General Support ; *McLean, VA*

TURNING POINT; Economic Independence for Youth; *Brooklyn, NY*

UNITED NEGRO COLLEGE FUND, INC.; General Support; *New York, NY*

UNIVERSITY OF CHICAGO GRADUATE SCHOOL OF BUSINESS; Options Program; *Chicago, IL*

UNIVERSITY OF MICHIGAN ROSS BUSINESS SCHOOL; Corporate Associates Program; *Ann Arbor, MI*

UNIVERSITY OF PENNSYLVANIA, WHARTON SCHOOL; Howard E. Mitchell Minority MBA Fellowship Program; *Philadelphia, PA*

UNLIMITED POTENTIAL; Language and Literacy for Immigrant Women; *Phoenix, AZ*

URBAN ALLIANCE FOUNDATION, INC.; High School Internship Program; *Washington, DC*

URBAN EDUCATION EXCHANGE; General Support; *New York, NY*

URBAN LEAGUE OF BROWARD COUNTY, INC.; Diversity Career Center; *Ft. Lauderdale, FL*

VISIONS SERVICES FOR THE BLIND AND VISUALLY IMPAIRED; Blindline; *New York, NY*

VOLUNTEERS OF AMERICA LOS ANGELES; New Opportunities Micro-Credit Program; *Los Angeles, CA*

WASHINGTON CENTER FOR INTERNSHIPS AND ACADEMIC SEMINARS; Diversity in Congress Scholarship Fund; *Washington, DC*

WOMEN'S CENTER; Financial Literacy Program; *Vienna, VA*

WORKING IN SUPPORT OF EDUCATION, INC; Financial Literacy Certificate Program; *New York, NY*

YMCA OF GREATER NEW YORK; Future Works; *New York, NY*

YOUNG WOMEN'S CHRISTIAN ASSOCIATION OF THE CITY OF NEW YORK; ReEntry Employment Program; *New York, NY*

Other International Organizations/ Projects funded under Economic Independence - $685,000

AID TO ARTISANS, INC.; Expanding Asia Network; *Hartford, CT*

AUSTRALIAN RED CROSS SOCIETY - QUEENSLAND DIVISION; Micro-Finance Program for Women; *Australia*

AYALA FOUNDATION USA; GILAS (Gearing Up Internet Literacy and Access to Students), Philippines; *Redwood City, CA*

ENTERPRISE NEW ZEALAND TRUST; Financial Literacy Programme; *New Zealand*

JA WORLDWIDE; Junior Achievement China—MMBiz; *Colorado Springs, CO*

JA WORLDWIDE; Fundación Junior Achievement Argentina—TTBiz; *Colorado Springs, CO*

JA WORLDWIDE; The Economics of Staying in School – IMPULSA (JA Mexico); *Colorado Springs, CO*

JUNIOR ACHIEVEMENT OF CENTRAL ONTARIO; 'DREAM BIG': A Life Lesson with Tiger Woods; *Canada*

MONEY ADVICE TRUST; National Debtline; *United Kingdom*

PRINCE'S TRUST, THE; Entrepreneurship and the Creative Sector; *United Kingdom*

SMITH FAMILY, THE; E-Mentoring Program; *Australia*

SPRINGBOARD CHARITABLE TRUST; Travel & Tourism Educational Program; *United Kingdom*

UNIVERSITY OF HOHENHEIM; Small Business Mentoring for Disadvantaged Women; *Germany*

GIFT MATCHING - $6,700,000

Through this program, the American Express Foundation matches the personal contributions of employees, retirees and the Company's board of directors to qualified non-profit organizations.

GLOBAL VOLUNTEER ACTION FUND – $320,000

The American Express Foundation launched this program in 1994 to encourage and recognize volunteer efforts by employees. In 2006, the U.S. program funded 253 projects in 31 states and the District of Columbia. Internationally, the program funded 154 organizations in 13 countries. Proposals are submitted by employees or teams of employees on behalf of nonprofits where they volunteer their time and expertise.

EMPLOYEE SCHOLARSHIPS – $270,000

Through this U.S.-based program, the American Express Foundation assists employees in meeting the costs of their childrens' undergraduate college education. Scholarship awards range from $1,000 to $3,000 per year, for a maximum of four consecutive years based on a combination of merit and financial need. Potential recipients who demonstrate no financial need are considered for a one-time honorarium of $500.

PHILANTHROPY GUIDELINES

At American Express we believe that serving our communities is not only integral to running a business successfully, it is part of our individual responsibilities as citizens of the world. The mission of our program is to bring to life the American Express value of good citizenship by supporting diverse communities in ways that enhance the company's reputation with employees, customers, business partners and other stakeholders. We do this by supporting visionary not-for-profit organizations that are:

- Preserving and enriching our diverse cultural heritage
- Developing new leaders for tomorrow
- Encouraging community service where our employees and customers live and work

Cultural Heritage - Preserving and Enriching Our Diverse Cultural Heritage

"Every view of the world that becomes extinct, every culture that disappears, diminishes a possibility of life." — Octavio Paz

Cultural heritage forms our individual, local and national identities. It shapes relationships with our neighbors and with other communities around the world. At American Express we believe that respect for, and celebration of, our diverse cultural heritage promotes human understanding and economic development in an increasingly interdependent world.

We support organizations and projects that preserve or rediscover important cultural works and major historic sites in order to provide ongoing access and enjoyment for current and future audiences. The programs we support include a broad range of arts and culture: from historic landmarks and public spaces to dance, theater, music, film and the visual arts. We emphasize preserving works that represent a range of diverse cultures.

Criteria

Supported programs must embrace preservation and enable ongoing public access and exposure through one or more of the following:

- Ensuring public engagement with a restored work of art or historic site
- Producing or presenting a new interpretation of a work that is in danger of being lost
- Preserving significant cultural traditions

Applications for archival projects are discouraged unless they are an integral part of a public presentation or production.

LEADERSHIP - Developing New Leaders for Tomorrow

"You must be the change you wish to see in the world." — Mahatma Gandhi

Today's leaders navigate a world that is undergoing continuous change. As the landscape changes, so do the tools needed for leaders to harness that change and improve organizational and individual performance. At American Express we appreciate the impact that talented leaders can have on business and society as a whole, and we dedicate significant resources to attract, develop and retain talented employees.

Through this new giving theme, we are extending our commitment to leadership development to a broader community. We are seeking the best methods, programs and partners that provide current and future not-for-profit leaders with practical opportunities to learn and build leadership skills.

We are especially interested in proposals that cultivate leadership opportunities for diverse communities within the not-for-profit sector or that focus on innovative leadership development programs for emerging leaders of world-class institutions.

COMMUNITY SERVICE - Encouraging Community Service Where Our Employees and Customers Live and Work

"Service is the rent we pay for living. It is the very purpose of life and not something you do in your spare time."

— Marian Wright Edelman

Whether it is feeding the hungry, mentoring students, building homes for the homeless or cleaning up the environment, tens of thousands of American Express employees are inspired to serve their communities through volunteerism and personal financial contributions, and we view this activity as an extension of the service ethic that lies at the heart of our business.

We encourage good citizenship by supporting organizations that cultivate meaningful opportunities for civic engagement by our employees and members of the community.

We also serve our communities by supporting immediate and long-term relief and recovery efforts to help victims of natural disasters. Funding also goes to support preparedness programs that allow relief agencies to be better equipped in responding to emergencies as they occur.

Criteria

Supported programs must encourage community service and civic participation by:

- Engaging American Express employees in ongoing community service activities that have a measurable impact
- Demonstrating leadership and meaningful results in our communities by engaging a broad range of members of the community in civic participation. This may involve a variety of activities from promoting individual philanthropy, volunteerism or participation in local civic organizations.

Eligible organizations must:

- Certify tax-exempt status under Section 501(c)(3) and 509(a)(1), (2) or (3) of the U.S. Internal Revenue Code. Organizations outside the U.S. must be able to document not-for-profit status
- Not discriminate on the basis of race, religion, creed, national origin, disability, handicap, age, sexual orientation, marital status, veteran status or any other basis prohibited by law.

Please do not submit funding requests for:

- Individual needs, including scholarships, sponsorships and other forms of financial aid.
- Fund-raising activities, such as galas, benefits, dinners and sporting events.
- Goodwill advertising, souvenir journals or dinner programs.
- Travel for individuals or groups.
- Sectarian activities of religious organizations.
- Political causes, candidates, organizations or campaigns.
- Books, magazines or articles in professional journals.
- Endowments or capital campaigns.
- Traveling exhibitions (we will only consider each venue on its own).
- Sports sponsorships.

For more information, please visit our Philanthropy website at www.americanexpress.com/corp/philanthropy.


AMERICAN
EXPRESS

American Express
200 Vesey Street
New York, NY 10285
212.640.2000
www.americanexpress.com


AMERICAN
EXPRESS

American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

December 18, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Mr. Thomas Strobhar

Ladies and Gentlemen:

This letter is in reference to American Express Company's request for no action, dated December 15, 2007 with respect to the proposal dated November 12, 2007 (the "Proposal") from Mr. Thomas Strobhar (the "Proponent") for inclusion in the proxy materials for the Company's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting").

Mr. Strobhar has given written notice to the Company that he has withdrawn the Proposal. Accordingly, American Express Company hereby withdraws its no action request of December 15, 2007. Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (212) 640-5583.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this manner.

Very truly yours,

Stephen P. Norman
Corporate Secretary
American Express Company

CFLETTERS

From:	Carol Schwartz [carol.schwartz@aexp.com]
Sent:	Wednesday, December 19, 2007 4:48 PM
To:	CFLETTERS
Cc:	Stephen P Norman
Subject:	American Express Company No-Action Letter Withdrawal
Attachments:	Strobhar Withdrawal.pdf

Dear Sirs:

Attached is a pdf of the letter from Mr. Thomas Stobhar to American Express Company, evidencing his agreement to withdraw his proposal on charitable contributions from the American Express Company 2008 proxy statement.

Sincerely,

Carol V. Schwartz

Carol V. Schwartz | Senior Assistant Secretary | American Express Company
3 World Financial Center, 50th Floor, New York, NY 10285 | Associate: Christine Curran, 212-640-5909
☎ 212-640-5714 | 212-640-0135 | ✉ Carol.schwartz@aexp.com

Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

December 13, 2007

Mr. Stephen P. Norman
American Express Company
200 Vesey Street
World Financial Center
New York, New York 10285-5005

Dear Mr. Norman:

Thank you for your letter of December 4th. I will withdraw the resolution I submitted earlier this year concerning charitable contributions.

Thank you for your informative and prompt response.

Sincerely,



Thomas Strobhar

END